Date: Oct 31, 2006	Our reference: Lars Dahlgren Your reference: Jill S. Davis

Ms. Jill S. Davis

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549-7010

U.S.A.

Swedish Match AB

Form 20-F for the year ended December 31, 2005

Filed June 26, 2006

File No. 0-28038

Dear Ms. Davis,

This is in response to the Staff’s comment letter of September 20, 2006 on Annual Report on Form 20-F report for the year ended December 31, 2005 of Swedish Match AB (“Swedish Match” or “the Company”) filed with the Securities and Exchange Commission. Set forth below are responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff’s letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Note 1. Accounting Principles, page F-8

(s) Employee benefits, page F-15

1.	With respect to the superannuation fund (PSF) referenced in your disclosure, we note your statements that “Since the company has not previously had sufficient information to report this as a defined benefit plan, it had been reported as a defined contribution plan. During the year, an analysis was completed enabling a reasonable estimate of Swedish Match’s assets and liabilities in the superannuation fund. In the 2005 annual accounts, this plan is reported as a defined benefit plan.” Please tell us what new information was obtained in 2005 to allow you to determine that the PSF should be accounted for as a defined benefit plan and why that information was not previously available.

Company response

We supplementally advise the Staff that, historically, the plan received contributions from another unrelated employer. Accordingly, the plan was considered as a multiemployer plan as contemplated in paragraph 67 of SFAS 87 and accounted for as a defined contribution plan. In 2005, the Company was informed by the other employer of its intention to withdraw from such multiemployer plan. Pursuant to such intention to withdraw, the Company was able to perform a reasonable assessment of its

Swedish Match AB (publ)

Postal address:	Visiting address:	Phone:	Fax:	Legal:
SE-118 85 Stockholm Sweden	Rosenlundsgatan 36	+46 8 658 02 00	+46 8 668 62 32	Registered Office: Stockholm Reg.No.: 556015-0756

2(5)

Date: Oct 31, 2006	Our reference: Lars Dahlgren Your reference: Jill S. Davis

assets and liabilities with respect to the plan, since it effectively became a single- employer plan. Consequently, in the 2005 annual accounts, the plan was reported as a defined benefit plan.

2.	Please clarify whether or not PSF is a multiple employer plan as contemplated by paragraph 71 of SFAS 87. Also, explain why you believed it was appropriate, under both US and Swedish GAAP, to account for this plan as a defined contribution plan in prior periods.

Company response

The PSF is not a multiple employer plan as contemplated by paragraph 71 of SFAS 87. As stated under response to Comment 1 above, historically, the plan was considered as a multiemployer plan. Until 2005, the Company did not have access to information regarding all components of the plan to account for it as a defined benefit plan. For the purpose of Swedish GAAP, effective January 1, 2004, the Company adopted IAS 19. Paragraph 30 (a) of IAS 19 stipulates that when sufficient information is not available to use defined benefit accounting for a multi-employer plan that is a defined benefit plan, an entity shall account for the plan as if it was a defined contribution plan. Similar accounting treatment is also contemplated by paragraph 68 of SFAS 87. Accordingly, the Company believes that it was appropriate, under both US and Swedish GAAP, to account for this plan as a defined contribution plan in prior periods.

Note 21. Pensions and similar obligations, page F-34

3.	Please expand your disclosure to explain the facts and circumstances surrounding the change in accounting principle referenced in the changes in net liability table on page F-36.

Company response

The composition of effects of changes in accounting principle line item is as follows:

	Million SEK
Composition	Defined benefit pension plans	Post employment medical benefits
Adoption of IAS 19 during the year ended December 31, 2004	325	68
Change from defined contribution to defined benefit plan	(45)	—

	280	68

We supplementally advise the Staff that for the purpose of December 31, 2005 financial statements, the amounts pertaining to transition from Swedish GAAP to IFRS, instead of being presented as “effect of changes in accounting principle”, should have been combined with the amounts relating to “Net liability, January 1, 2004”.

3(5)

Date: Oct 31, 2006	Our reference: Lars Dahlgren Your reference: Jill S. Davis

It may be noted that under IFRS, there is no specific guidance on how to account for a reclassification of a plan from a defined contribution plan to defined benefit plan. In the absence of specific guidance, this reclassification has been accounted for as a change in accounting principles, based on a pronouncement from the Swedish Emerging Issues Task Force (URA 44). The change in net liability pertaining to the superannuation fund (PSF) was treated as a change in accounting principles in accordance with the rules for companies listed on a Swedish exchange. Those rules state that a defined contribution plan being redefined as a defined benefit plan has to be treated as a change in accounting principles with a restatement of prior year.

The Company will consider expanded disclosures in future filings with respect to any items that may relate to a change in accounting principle.

Note 22. Provisions, page F-37

4.	For each class of provision, please add a brief description of the nature of the obligation and the expected timing of any resulting outflows of economic benefits and any other known information required to be disclosed under paragraph 85 of IAS 37 or otherwise advise where such disclosure in made within the filing.

Company response

We supplementally advise the Staff as follows:

The majority of the provisions pertain to provision for income taxes which basically consists of two items:

•	Deductions availed for certain losses that may result in additional exposure, if examined by the tax authorities

•	Provision for taxes on gain from a settlement in our US operations (see note 4)

The Company respectfully notes that both these items are under the purview of IAS 12 – Income Taxes and hence not subject to the provisions of IAS 37.

The provision with respect to restructuring primarily relates to our match operations, and the provision for tobacco taxes relates to certain demands from tax authorities that are currently under appeal. Other provisions include provisions for trade coupons and medical claims.

These provisions have been classified as short term or long term depending upon the expected timing of resulting outflows of economic benefits.

4(5)

Date: Oct 31, 2006	Our reference: Lars Dahlgren Your reference: Jill S. Davis

The Company undertakes to ensure that in future filings with the Commission, we will comply with the disclosure requirements of paragraph 85 of IAS 37.

In addition, provision for income taxes will also be presented under a separate line item.

Note 32. Comparison between financial reporting in accordance with Swedish GAAP and

IFRS, page F-46

5.	Please add disclosure to explain why all of the amounts shown for the Consolidated Balance Sheet at December 31, 2004 under Swedish GAAP do not agree with that previously reported in your Form 20-F filed on June 23, 2005. In this regard, we note that total assets reported under Swedish GAAP as of 12/31/04 was reported as SEK 14,621 in your Form 20-F and the total amount shown on page F-47 is SEK 14,709. We note similar differences for the Consolidated Income statement presented on page F-48.

Company response

The Company supplementally advises the Staff that certain amounts shown for the Consolidated Balance Sheet at December 31, 2004 under Swedish GAAP do not agree with that previously reported in our Form 20-F filed on June 23, 2005 since the Consolidated Balance Sheet at December 31, 2004 under Swedish GAAP included in our 2005 Annual Report reflects the change in accounting principle for the PSF as described in our responses to Comments 1 and 2 above. The change as of January 1 2004 was SEK 45 million and the accumulated change as of December 31, 2004 amounted to SEK 88 million. The differential amount, net of taxes, explains the differences with respect to the Consolidated Income statement.

6.	We note your statement on page F-49 that “In conjunction with the change of the accounting standard for pensions, it was decided to change the internal definition of operating capital.” Please provide us with further details to help us better understand what you mean by this statement and expand your disclosure, as necessary, to avoid investor confusion.

Company response

The Company supplementally advises the Staff that return on operating capital is a key performance indicator used by the Company. Return on operating capital is defined as operating income as a percentage of operating capital. Operating capital is total assets excluding financial assets and tax receivables less liabilities excluding financial liabilities and tax liabilities. Until January 1, 2004 pension related assets and liabilities were also excluded for the purpose of computing operating capital.

5(5)

Date: Oct 31, 2006	Our reference: Lars Dahlgren Your reference: Jill S. Davis

We will remove the disclosure from all future filings since we believe it is no longer relevant to the consolidated financial statements.

7.	We note your statement on page F-49 that “In conjunction with the transition to IFRS, the definition of liquid funds was changed, and short term investments are now excluded from cash and bank balances.” Please provide us with further details to help us better understand why you have excluded short term investments from cash and bank balances and expand your disclosure, as necessary, to avoid investor confusion.

Company response

We will expand our disclosure in future filings to better describe the distinction between short-term investments and cash and bank balances. We will also include a definition of cash and cash equivalents in our accounting principles.

The reference in on page F-49 refers to the fact that under Swedish GAAP, short-term investments with a remaining time before maturity on a closing date (e.g. December 31) less than 90 days was considered cash and bank balances. IFRS states that to be cash and cash equivalent, the short-term investment needs to have a maturity that falls within 3 months from the date of acquisition

In connection with our response, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We express our appreciation of the Staff’s review of our 2005 Annual report. Should you have any additional questions or require any additional information, please contact me at +46 8 658 04 41 or by e-mail: lars.dahlgren@swedishmatch.com.

Very truly yours,

/s/ Lars Dahlgren
Chief Financial Officer